
November 1, 2022

Evangelos Pistiolis
Chief Executive Officer
TOP Ships Inc.
1 Vas. Sofias and Meg. Alexandrou Str.
15124 Maroussi, Greece

>   **Re: TOP Ships Inc.**
>   **Amendment No. 1 to Registration Statement on Form F-1**
>   **Filed October 20, 2022**
>   **File No. 333-267545**

Dear Evangelos Pistiolis:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form F-1 filed October 20, 2022

Cover Page

1. We note your response to prior comment 1 that the Units may be offered on a delayed or continuous basis, and note that you have not disclosed the offering price of the Units in your prospectus. Please tell us your basis for determining that the Units may be offered on a delayed or continuous basis. Refer to Securities Act Rules 415, 424 and 430A.

You may contact Timothy S. Levenberg, Special Counsel, at (202) 551-3707, or Laura Nicholson, Special Counsel, at (202) 551-3584 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Will Vogel, Esq.